October 3, 2011

Stocks Have Worst Quarter Since '09

Dear Shareholders,

After experiencing an up stock market in the first and second quarters, the third quarter was the worst since 2009. For the first nine months our stock Growth & Income Fund was down 16.58%. This does not compare well with the S&P 500 which was down 8.5%, but it is in line with broader based indices like the Russell 2000 down 17.8% and the Value Line 5000 index down 20.1%.

So what happened that made the third quarter so bleak? An onslaught of bad news, coupled with periodic flashes of optimism, compounded by severe volatility was the recipe for declining stock prices. The political polarization that dominates Washington D.C. also contributed to the swift decline in stock prices.

Where do we go from here?

In my last several letters I have repeatedly put forth the argument that stocks are cheap, only to have them go even lower and become even cheaper.
I have no reason to abandon that point of view and will repeat my belief that stocks are more undervalued now than at the generational bottom back in 2009. From those March 2009 lows the stock market rallied over 60% - very quickly. As I wrote in my last letter, I do make a "leap of faith" and assume it is not the end of the economic system. If it is not that, then ask yourself, "What is it?" I conclude, for those who can take risk, it is a huge opportunity.

Interest Rates/Income Fund

It is not easy playing in the bath tub with an 800 pound gorilla, but that is what bond investors have been forced to do. The gorilla in this case is the U.S. government in the form of the Federal Reserve System. They pretty much tell us what interest rates are going to be. That is why you get virtually no interest income on your savings accounts and bank CDs. Recently the "Fed" has changed policy with a new program called Operation Twist. In the short run, that has marginally hurt our Income Fund performance. For the nine months through September 30th the Income fund is up 2.4%. That compares with the Lipper Short-Term and Intermediate-Term bond indices up 0.98% and 4.43% respectively.

Third Quarter Statements

In a few days you will be receiving the third quarter statements. If you have any questions please call.

Warm Regards,

Dick McCormick

NAV Value as of 9/30/11

Elite Income Fund: $10.27

Growth & Income: $12.78